SD
3/28/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
MAR 27 2014
BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44735

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Service Associates Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 Van Nuys Boulevard, Suite 550
(No. and Street)

Sherman Oaks, (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Gilbert 310 513-5233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14049442

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Service Associates Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kingdom of Thailand
Bangkok Metropolis
Embassy of the United States of America } SS

Subscribed and sworn before me

MAR 17 2014

Signature

Pres

Title

Paul J. Herman
Consul of the
United States of America

Indefinite Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Service Associates Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Contents

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Board of Directors
Pension Service Associates Securities
Sherman Oaks, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Pension Service Associates Securities as of December 31, 2013 and the related statements of income, changes in shareholder's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
March 13, 2014

JAMES A. GILBERT
PENSION SERV. ASSC. SECURITIES
BALANCE SHEET
DECEMBER 31, 2013

ASSETS		
CURRENT ASSETS		
CASH IN BANK - B OF A -884	6,065.96	
LOAN RECEIVABLE - OFFICER	2,517.64	
ACCRUED INCOME	400.42	

TOTAL CURRENT ASSETS		8,984.02
FIXED ASSETS		
TOTAL FIXED ASSETS		0.00
ACCUMULATED DEPRECIATION		
TOTAL ACCUMULATED DEPRECIATION	0.00	

NET FIXED ASSETS		0.00
OTHER ASSETS		
TOTAL OTHER ASSETS		0.00

TOTAL ASSETS		8,984.02
		==============
LIABILITIES & EQUITY		
CURRENT LIABILITIES		
ACCRUED EXPENSES	380.40	

TOTAL CURRENT LIABILITIES		380.40
LONG-TERM LIABILITIES		

TOTAL LONG-TERM LIABILITIES		380.40
EQUITY		
ADDITIONAL PAID IN CAPITAL	2,221.29	
RETAINED EARNINGS	5,209.82	
CURRENT NET INCOME	1,172.51	

TOTAL EQUITY		8,603.62

TOTAL LIABILITIES & EQUITY		8,984.02
		==============

The accompanying notes are an integral part of these financial statements

JAMES A. GILBERT
PENSION SERV. ASSC. SECURITIES
INCOME STATEMENT
DECEMBER 31, 2013

	CURRENT PERIOD	RATIO	TWELVE MONTHS	RATIO
INCOME				
COMMISSION INCOME	17,179.70	100.00	23,910.32	100.00
TOTAL INCOME	17,179.70	100.00	23,910.32	100.00
EXPENSES				
BANK CHARGES	0.00	0.00	23.00	0.10
MANAGEMENT & MARKETING FEES	14,662.76	85.35	22,714.81	95.00
TOTAL EXPENSES	14,662.76	85.35	22,737.81	95.10
TOTAL NET INCOME	2,516.94	14.65	1,172.51	4.90
Equity 12/31/2012			7,431.11	
Equity 12/31/2013			8,603.62	

The accompanying notes are an integral part of these financial statements

JAMES A. GILBERT
PENSION SERV. ASSC. SECURITIES
CASH FLOW STATEMENT
DECEMBER 31, 2013

CASH FLOW FROM OPERATIONS

Net Income	$ 1,172.51	
ADDITIONS TO CASH		
Net Commission Accruals	420.61	(2012= 821.00 2013= -400.42)
Net Loan Recv. -Officer	1,362.00	(14,775.00 In -13,413.00 out)
Total Additions to Cash	1,782.61	
SUBTRACTIONS FROM CASH		
Net Expense Accruals	-2,917.19	(2012= -779.95 2013= -2,517.64 2014= 380.40)
Total Subtractions from Cash	-2,917.19	
Net Cash Flow for F.Y.E. 12/31/13	37.93	

BANK STATEMENT BALANCE:

12/31/13	6,065.96	
01/01/13	6,028.06	
Difference		$ 37.90

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

Pension Service Associates Securities (the "Company"), located in Sherman Oaks, California, converted from a sole proprietorship to a California S-Corp in 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer:

- Mutual fund retailer

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations - The financial statements include only those assets and liabilities of the shareholder that relate to the broker-dealer operations.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the State of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Cash	$ 6,066	$ -	$ -	$ 6,066

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $6,066 which was $1,066 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1

Note 5 – Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (1) provides an exemption from the SEC's so-called "customer protection rule" for firms that conduct business on a fully disclosed basis and do not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2013 because they are excluded from membership.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through March 13, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

JAMES A. GILBERT
PENSION SERV. ASSC. SECURITIES
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL (pursuant to Rule 15c3-1)

Total ownership equity:	$ 8,603.62
Non allowable assets:	.00
Commissions receivable, net of payable:	-20.02
Loan receivable -owner:	-2,517.64
Net Capital:	6,065.96

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness: 6.67% of net aggregate indebtedness:	25.37
Minimum dollar net capital required:	5,000.00
Net capital required (greater of above amounts):	5,000.00
Excess Capital:	1,065.96
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness):	6,027.92

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities:	380.40
Ratio of indebtedness to net capital:	.06 to 1

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation:	6,065.96
Variance: Rounding (3) Net capital per Audit:	6,065.96

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirement is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Pension Service Associates Securities
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Pension Service Associates Securities
Sherman Oaks, California

In planning and performing my audit of the financial statements of Pension Service Associates Securities (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, I did find material weaknesses as follows:

Income and expenses are not booked on a monthly basis, bank accounts are not reconciled on a monthly basis, prior year audit adjustments are not booked therefore requiring the quarterly focus reports to be erroneous, income and expenses are not booked properly requiring many adjustments and amended focus reports.

In addition, the following significant deficiencies were noted:

Loans to and from officer are booked as management fee or vice versa, requiring a number of adjustments prior to the final audited numbers.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
March 13, 2014

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Communication of Significant Deficiencies and Material Weaknesses

To Securities and Exchange Commission
Financial Industry Regulatory Authority, Inc.
and Pension Service Associates Securities

In planning and performing our audit of the financial statements of Pension Service Associates Securities as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Pension Service Associates Securities' internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. We consider the following deficiencies in Pension Service Associates Securities' internal control to be material weaknesses:

Income and expenses are not booked on a monthly basis, bank accounts are not reconciled on a monthly basis, prior year audit adjustments are not booked therefore requiring the quarterly focus reports to be erroneous, income and expenses are not booked properly requiring many adjustments and amended focus reports.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in Pension Service Associates Securities' internal control to be significant deficiencies:

Loans to and from the officer are booked as management fee or vice versa, requiring a number of adjustments prior to the final audited numbers.

This communication is intended solely for the information and use of management of Pension Service Associated, and others within the Company, and is not intended to be, and should not be, used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
March 13, 2014